                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                     AMENDMENT NO. 2 (FINAL AMENDMENT) 1 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

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                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $27,539,905.58        Amount of Filing Fee: $5,507.98

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 236,191.3 units of limited partnership interest of the subject partnership for $116.60 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $5,461.22         Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed: November 17, 1999



                         (Continued on following pages)

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e))                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           55,794.20

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           55,794.20

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                           55,794.20

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 14.42%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
         ANT TO ITEMS 2(d) OR 2(e))                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           55,794.20

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           55,794.20

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                           55,794.20

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 14.42%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
         ANT TO ITEMS 2(d) OR 2(e))                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           175,448.60

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           175,448.60

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                           175,448.60

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                           Approximately 45.34%

14.      TYPE OF REPORTING PERSON

                           CO

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


       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 22 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3 (the "Partnership"); and (b) Amendment No. 22 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity"), Market Ventures, L.L.C. ("Market Ventures"), and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on April 28, 1997, by Insignia, IPLP, and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on December 31, 1997, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on January 30, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on February 9, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on February 13, 1998, by Madison River, IPLP, IPT, and Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on March 2, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on March 24, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew
L. Farkas, (xi) Amendment No. 11, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xv) Amendment No. 15, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xvi) Amendment No. 16, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP, and AIMCO, (xvii) Amendment No. 17, filed with the Commission on May 27, 1999, by Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xviii) Amendment No. 18, filed with the Commission on July 1, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xix) Amendment No. 19, filed with the Commission on August 6, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xx) Amendment No. 20, filed with the Commission on November 17, 1999 by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xxi) Amendment No. 21, dated December 16, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Madison, River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 28,606.90 Units, representing approximately 7.39% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $116.60 per Unit.



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


                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2000
                                          COOPER RIVER PROPERTIES, L.L.C.

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          MADISON RIVER PROPERTIES, L.L.C.

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          AIMCO/IPT, INC.

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          INSIGNIA PROPERTIES, L.P.

                                          By: AIMCO/IPT, INC.
                                              (General Partner)

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                              (General Partner)

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          AIMCO-GP, INC.

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President

                                          APARTMENT INVESTMENT
                                          AND MANAGEMENT COMPANY

                                          By: /s/ Patrick J. Foye
                                              ---------------------------------
                                              Executive Vice President



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